UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

March 29, 2015

Date of Report (Date of earliest event reported)

Auspex Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36292	95-4862842
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3333 N. Torrey Pines Court, Suite 400 San Diego, CA		92037
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (858) 558-2400

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On March 29, 2015, Auspex Pharmaceuticals, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Teva Pharmaceuticals Industries Ltd., an Israeli corporation (“Parent”), and Aurum Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”). The board of directors of the Company has unanimously approved the Merger Agreement.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) no later than April 7, 2015, to acquire all of the outstanding shares of common stock of the Company, $0.0001 par value per share (the “Shares”), at a purchase price of $101.00 per Share in cash (the “Offer Price”), without interest, subject to any required withholding of taxes.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn Shares that represent one more than 50% of the sum of (x) total number of Shares outstanding at the time of the expiration of the Offer, including Shares subject to Company Restricted Stock Awards (defined below) and Shares deemed issued pursuant to the Company’s employee stock purchase plan plus (y) the total number of Shares issuable to holders of options and warrants from which Company has received notices of exercise prior to the expiration of the Offer plus (z) the aggregate number of Shares issuable upon the deemed exercise of any warrants excluding any warrants included in (y) (the “Minimum Condition”) and (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The consummation of the Offer is not subject to any financing condition.

Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”). Purchaser will effect the Merger after consummation of the Offer pursuant to Section 251(h) of the Delaware Generation Corporation Law. At the effective time of the Merger (the “Effective Time”), the Shares not purchased pursuant to the Offer (other than Shares held by the Company or by stockholders of the Company who have perfected their statutory rights of appraisal under Delaware law) will each be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), without interest, subject to any required withholding of taxes.

Each Company stock option (“Company Option”) that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time each Company Option that is then outstanding and unexercised shall be cancelled and converted into the right to receive cash (without interest) in an amount equal to the product of (i) the total number of Shares subject to such fully vested Company Option immediately prior to the Effective Time, multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option.

Pursuant to the Merger Agreement, each restricted stock unit to be issued Shares (the “Company RSU”) that is outstanding as of immediately prior to the Effective Time shall accelerate and become fully vested effective immediately prior to, and contingent upon, the Effective Time. In lieu of any issuance of Shares in settlement of such vested Company RSU, as of the Effective Time, each Company RSU that is outstanding shall be cancelled and converted into the right to receive cash (without interest) in an amount equal to the product of (i) the total number of Shares issuable in settlement of such fully vested Company RSU immediately prior to the Effective Time multiplied by (ii) the Merger Consideration.

Each award of Shares that is subject to vesting or forfeiture or repurchase by the Company (the “Company Restricted Stock Award”) that is outstanding as of immediately prior to the Offer Acceptance Time (as defined below) shall accelerate and become fully vested such that the Company’s right of reacquisition or repurchase, as applicable, shall lapse in full effective immediately prior to, and contingent upon, the Offer Acceptance Time. As of the Offer Acceptance Time, each Share underlying each Company Restricted Stock Award that is outstanding shall be treated as an outstanding Share for purposes of this Agreement, including for purposes of tendering pursuant to the Offer.

Following the completion of the Offer, if Parent and Purchaser have satisfied the conditions to the consummation of the Merger set forth in the Merger Agreement, the Merger will become effective on the date on which the Purchaser accepts, for the first time, for payment and pays for such number of Shares validly tendered and not properly withdrawn as satisfies the Minimum Condition (the “Offer Acceptance Time”) in accordance with and subject to the Delaware General Corporation Law.

The Merger Agreement includes representations and warranties and covenants of the parties customary for a transaction of this nature. Until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement, the Company has agreed to operate its business and the business of its subsidiaries in the ordinary course and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. The Company has also agreed not to solicit or initiate discussions with any third party regarding acquisition proposals.

The Merger Agreement includes a remedy of specific performance for the Company, Parent and Purchaser. The Merger Agreement also includes customary termination provisions for both the Company and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Company to accept and enter into a definitive agreement with respect to an unsolicited superior offer, the Company will be required to pay a termination fee of $104 million (approximately 3.0% of the equity value of the transaction) (the “Termination Fee”). A superior offer is a written proposal pursuant to which a third party would acquire, among other acquisition structures set forth in the Merger Agreement, 80% or more of the voting power of the Company on terms that the board of directors of the Company determines in its good faith judgment (after consultation with its financial advisors and outside legal counsel) to be more favorable to the Company’s stockholders from a financial point of view than the terms of the Offer and the Merger and is reasonably likely to be consummated in accordance with the terms proposed taking into account relevant factors. Any such termination of the Merger Agreement by the Company is subject to certain conditions, including the Company’s compliance with certain procedures set forth in the Merger Agreement and a determination by the board of directors of the Company that the failure to take such action would reasonably constitute a breach of its fiduciary duties under applicable law, payment of the Termination Fee by the Company and the execution of a definitive agreement by the Company with such third party.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, on March 29, 2015, the directors and officers of the Company and certain stockholders affiliated with such directors entered into a tender agreement (the “Tender and Support Agreement”) with Parent and Purchaser, pursuant to which each such director, officer and affiliated stockholder agreed, among other things, to tender his, her or its Shares pursuant to the Offer and, if necessary, vote his, her or its Shares in favor of the adoption of the Merger Agreement and the approval of the Merger. As of March 29, 2015, approximately 27% of the outstanding Shares are subject to the Tender and Support Agreement. The Tender and Support Agreement terminates in the event the Merger Agreement is terminated.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)

Executive Compensation Arrangements

On March 29, 2015, in connection with the Merger Agreement, the board of directors of the Company approved certain new arrangements and related matters, contingent upon the Effective Time, for Pratik Shah, the Company’s Chief Executive Officer and President, John Schmid, the Company’s Chief Financial Officer and Bharatt Chowrira, the Company’s Chief Operating Officer (collectively, the “Named Executive Officers”) as described below:

•	The board of directors of the Company approved the making of a cash payment to certain directors and executive officers, including each of the Named Executive Officers, sufficient to pay the excise tax required to be paid by such directors and executive officers in connection with the change of control of the Company pursuant to Internal Revenue Code Section 4999 and a gross up payment for any related income, employment and excise taxes payable with respect to the payment for the excise taxes. The board of directors of the Company authorized the Company to deliver and perform letter agreements with certain directors and executive officers, including the Named Executive Officers, notifying each such individual that he is entitled to the payments described the foregoing sentence in connection with the consummation of the Merger.

•	The board of directors of the Company approved the making of a cash payment to certain executive officers, including each of the Named Executive Officers in an amount equal to such Named Executive Officer’s target annual cash bonus opportunity for 2015 under the Company’s 2015 Executive Bonus Plan, contingent and effective upon the Effective Time. Such payments will be $267,500 for Dr. Shah, $146,000 for Mr. Schmid and $160,400 for Dr. Chowrira.

Additional Information

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreement are not complete and are qualified in their entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this report and incorporated herein by reference, and the Tender and Support Agreement, the form of which is attached as Exhibit 2.2 to this report and incorporated herein by reference.

The Merger Agreement and the Tender and Support Agreement, and the foregoing descriptions of each agreement, have been included to provide investors and stockholders with information regarding the terms of each agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by the Company to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of the Company at the time they were made and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about the Company in the Company’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Notice to Investors/Important Additional Information will be Filed with the U.S. Securities and Exchange Commission

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Auspex stock. Teva has not commenced the Offer for Shares described in this announcement. Upon commencement of the Offer, Teva will file with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, Auspex will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or by contacting:

Corporate Communications Contacts:

For Media:

Dan Budwick, Pure Communications, Inc.

dan@purecommunicationsinc.com

(973) 271-6085

For Investors:

Monique Allaire Lyons, Pure Communications, Inc.

monique@purecommunicationsinc.com

(781) 631-0759

Forward Looking Statements

This communication may contain certain forward-looking statements regarding Auspex, including without limitation with respect to its business, the proposed tender offer and merger, the expected timetable for completing the transaction, and the strategic and other potential benefits of the transaction. Completion of the Offer and Merger are subject to conditions, including satisfaction of a minimum tender condition and the need for regulatory approval, and there can be no assurance that those conditions can be satisfied or that the transactions described in this communication (the “Transactions”) will be completed or will be completed when expected. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the risk that not all conditions of the Offer or the Merger will be satisfied or waived; uncertainties regarding the two companies’ ability to successfully market both new and existing products; uncertainties relating to the anticipated timing of filings and approvals relating to the Transactions; uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of Auspex’s stockholders will tender their stock in the tender offer; the possibility that competing offers will be made; the failure to complete the Offer or the Merger in the timeframe expected by the parties or at all; the outcome of legal proceedings that may be instituted against Auspex and/or others relating to the Transactions; Auspex’s ability to maintain relationships with employees or vendors; domestic and global economic and business conditions; and other risk factors described in Auspex’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the United States Securities and Exchange Commission. Any forward-looking statements in this communication are based upon information known to Auspex on the date of this announcement. Auspex does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Number	Description

2.1*	Agreement and Plan of Merger, dated as of March 29, 2015, by and among Auspex Pharmaceuticals Inc., Teva Pharmaceutical Industries Ltd, Aurum Merger Sub, Inc.

2.2	Form of Tender and Support Agreement, dated March 29, 2015, by and among Teva Pharmaceutical Industries Ltd, Aurum Merger Sub, Inc. and the directors and certain stockholders of Auspex Pharmaceuticals, Inc.

*	Schedules omitted pursuant to item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Auspex Pharmaceuticals, Inc.

Dated: March 30, 2015
	By:	/s/ Pratik Shah
Pratik Shah, Ph.D.
President and Chief Executive Officer

Exhibit Index

Number	Description

2.1*	Agreement and Plan of Merger, dated as of March 29, 2015, by and among Auspex Pharmaceuticals Inc., Teva Pharmaceutical Industries Ltd, Aurum Merger Sub, Inc.

2.2	Form of Tender and Support Agreement, dated March 29, 2015, by and among Teva Pharmaceutical Industries Ltd, Aurum Merger Sub, Inc. and the directors and certain stockholders of Auspex Pharmaceuticals, Inc.

*	Schedules omitted pursuant to item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.